Mail Stop 3628

October 20, 2009

Via U.S. Mail

Douglas Brandon, Esq.
General Counsel and Secretary
12010 Sunset Hills Road, 6th Floor
Reston, Virginia 20190

      Re: **TerreStar Corporation**
              Schedule TO-I of TerreStar Corporation and TerreStar Holdings Inc.
              Filed on October 9, 2009
              File No. 005-42503

Dear Mr. Brandon:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please advise why TSN is not a filing person on the Schedule TO. In this regard, please also tell us your analysis as to whether any of the offerors should be filing a Schedule TO-T with respect to the exchange offers, and whether TSC should be filing a Schedule 14D-9, given that TSN is not a wholly-owned subsidiary of TSC. Finally, we note that the Schedule TO is signed by TSN, and not by Holdings, the other filing person listed on the cover page. Please revise accordingly.

2.   Please tell us your analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to the exchange offers.

3.   Please advise us in detail as to the exemption from registration you are relying on in connection with the issuance of the Sub Series F Preferred and the Sub Series G Preferred.

4.   Please tell us your analysis as to how the arrangements with EchoStar and Harbinger are consistent with the provisions of Rule 13e-4(f)(8)(ii) and Rule 14e-5. Please also file these agreements and disclose the material terms thereof and the holdings of these two entities. See Item 1005(e) and Item 1016(d) of Regulation M-A. We also note the restrictions set forth in Rule 13e-4(f)(6).

5.   Disclose the exchange ratios to be applied in the exchange offers. See Item 1004(a)(1)(ii) of Regulation M-A.

6.   Please advise of your plans to disseminate the following information:

    * The number of shares outstanding of the subject classes of equity securities as of the most recent practicable date. See Item 1002(b) of Regulation M-A.
    * A statement regarding the trading market for the subject securities. See Item 1002(c) of Regulation M-A.
    * A statement regarding whether any subject securities are to be purchased from an officer, director or affiliate of the subject company and details of each transaction. See Item 1004(b) of Regulation M-A.
    * The information set forth in Item 11 of the Schedule TO.

7.   Clearly state the purposes of the transaction, including the holding company structure, and indicate whether the securities acquired in the exchange offers will be retained, retired, held in treasury, or otherwise disposed of. See Item 1006(a) and (b) of Regulation M-A.

8.   The offer to exchange does not qualify to rely on Instruction 2 to Item 10 of Schedule TO to exclude nearly all financial information from the disclosure. In view of the fact that financial information required by Item 10 has been incorporated by reference, please revise to provide a summary of that information, as described in Item 1010(c)(1)-(3) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, which may be viewed at: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

9.   Given the nature and number of the comments contained in this letter, please tell us whether you intend to redisseminate the offer documents to include additional and/or revised information. If not, please provide us with your detailed legal analysis supporting your conclusion. We note that the summary financial information referred to in the immediately preceding comment must be disseminated to security holders. In addition, given the same facts noted above, tell us whether you intend to ensure that upon a potential redissemination there will be at least 10 business days left in the offer period.

Forward-Looking Statements, page 3

10.   Your references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act are inappropriate, because the safe harbor set forth in those sections is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please revise your document accordingly.

Terms of the Exchange Offers and Solicitation, page 22

11.   You state that you will return certificates representing unaccepted securities "as soon as practicable" after expiration. Rule 14e-1(c) requires that you return unaccepted securities "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the offering documents, including the Letter of Transmittal, as necessary.

Withdrawal of Tenders and Consents, page 27

12.   You state that securities tendered may not be withdrawn at any time after expiration. Refer to Rule 13e-4(f)(2)(ii) and revise your document accordingly. Disclose the date certain after which securities may be withdrawn pursuant to the foregoing rule. See Item 1004(a)(1)(vi) of Regulation M-A.

Conditions of the Exchange Offers and Solicitation, page 27

13.   You state that you can terminate the exchange offers if certain conditions are "unlikely" to be satisfied or if certain events are "unlikely" to occur. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

14.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note

condition (iii), where you state that the offer is conditioned upon the negotiation and finalization of definitive documents in connection with your offer and consent solicitation. In this condition, you have reserved the unilateral control to assert a condition. Therefore, through these conditions you have created the implication that you may conduct an illusory offer in potential contravention of Section 14(e). Please revise your disclosure accordingly.

15.   On a related note, you state that the conditions are for your sole benefit and may be asserted by you regardless of the circumstances, including any action or inaction on your part. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the election of the offeror.

16.   You state that you may waive offer conditions "at any time and from time to time." All conditions, other than those related to securing regulatory approval, must be satisfied or waived before the offer expires. See Rule 14e-1(c), which requires generally that, if the offering period expires and any condition is not satisfied, the bidder is required by Rule 14e-1(c) to "promptly" return the securities tendered. Please revise here and throughout the offering documents.

17.   Please tell us why you believe you are able to solicit consents from holders of your common stock while complying with Regulation 14C and not Regulation 14A.

Certain United States Federal Income Tax Consequences, page 37

18.   Please provide an analysis supporting your reference to Treasury Department Circular 230, or delete the legend.

Incorporation of Documents by Reference, page 44

19.   You refer in this section to "future filings" and "subsequently filed documents" being incorporated by reference into your offering document. The federal securities laws do not authorize incorporation by reference into your offering document of future filings made with the Commission. Please revise to indicate that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: <u>Via facsimile: (212) 872-1002</u>
         Bruce S. Mendelsohn, Esq.
         Akin Gump Strauss Hauer & Feld LLP